Exhibit (a)(6)


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FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, Inc. Announces Extension of Tender Offer for G REIT, INC.


MORAGA, Calif.--December 9, 2005-- SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC; and MACKENZIE PATTERSON FULLER, INC. (the "Bidders") have extended the expiration date of their tender offer for shares of common stock (the "Shares") in G-REIT, Inc. (the "Corporation"). The expiration date has been extended through December 30, 2005. Furthermore, according to the terms of the Offer, the Offer Price is reduced by any distributions made during the offer. The Corporation has announced that it will have made dividends of $0.125 per Share, so the Offer Price is now $6.875 per Share.

As of the date hereof, a total of 19 Shareholders have tendered Shares of the Corporation and not withdrawn. Nine of these shareholders have indicated that they owned 23,332 Shares of the Corporation. The remaining 10 shareholders have indicated that they wish to sell all of their Shares, but we do not know how many Shares they own until transfer. No other Units have been tendered to date.